Exhibit 99.1

                    [LETTERHEAD OF W. P. STEWART & CO., LTD.]

                                                                   PRESS RELEASE

Contact: Fred Ryan
telephone: 441.295.8585

29 March 2007
Hamilton, Bermuda

                          W. P. Stewart Provides Update
                 on Business Developments in First Quarter 2007

                   Board of Directors Changes Dividend Policy
      Declares Quarterly Dividend of $0.15 per share payable 28 April 2007

Following a meeting of the Company's Board of Directors, W.P. Stewart & Co., Ltd. announced updates to its business activities in the first quarter of 2007 and announced a change in the dividend policy.

First Quarter Update

Performance in the W.P. Stewart & Co., Ltd. U.S. Equity Composite (the "Composite") is lagging slightly behind the S&P 500 Index for the year to date. Preliminary indications are that assets under management ("AUM") as of 23 March 2007 were approximately $7.0 billion, compared with approximately $8.1 billion at 31 December 2006.

"While these remain challenging times for our Company," Bill Stewart, Chairman, said, "I am confident we are on the right path to restore our company's legacy. We have initiated a process of renewal as we explore a range of opportunities to significantly enhance our business for the future benefit of our clients and shareholders.

"Most importantly," he continued, "we are focusing our analysts and managers on achieving absolute returns and have reaffirmed our stretch goal of 15 percent compounded annual returns over a five to ten year horizon. This goal should be achievable given the quality, growth and the

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current low valuation of the companies that make up our investment  universe and in which we invest our clients' accounts. We will also focus on adding more highly successful investors to our team in the coming year."

The North American investment group has thoroughly reviewed all company coverage in the U.S. universe, adding two new investment names and removing two from the universe. In March, the team - now including Bill Stewart, Bob Kahn, a founding partner and portfolio manager and Mark Phelps, Managing Director - Global Investments - rebalanced the portfolios, placing more emphasis on the highest quality companies within the universe. The U.S. equity team will be expanded to nine senior professionals on 10 April 2007, when a new analyst joins the Company.

As expected following the management changes announced on 1 February 2007, AUM for the quarter to date reflects net outflows of approximately $1.1 billion.
Further, there will be additional outflows of at least $325 million in the current quarter, as one large sub-advised fund notified the Company of its decision to close their account by 31 March 2007. In commenting on these developments, Mr. Stewart said; "Virtually all clients have been contacted and meetings have been held or scheduled with many. While it is too soon to say what the final flows will look like this year, I am encouraged by the general response of many of the clients we have met with recently. Our sense is that many of the balance of our clients, especially those high net worth clients with whom we have worked for many years, remain committed to sustaining their relationships with W.P. Stewart."

During the month of February 2007, the Company entered into agreements with certain employees whose employment with the Company terminated in the first quarter. In accordance with the terms of these agreements, the Company will incur one-time, non-recurring cash expenses of approximately $1,600,000 and non-cash charges related to restricted shares of approximately $4,200,000 in the first quarter of 2007. Combined, these one-time, non-recurring charges will equate to approximately $0.11 per share, diluted, on a tax effected basis and will reduce first quarter earnings accordingly.

Change in Dividend Policy

The Board of Directors has decided to change the way the Company pays its dividend, moving from the historic pattern of four equal quarterly amounts to a new policy of paying lower amounts in the first three quarters and a final, fourth payment in January, based on cash earnings for the year, including any performance fees received in the fourth quarter.

This new policy allows the Company better to cope with the unpredictability associated with market appreciation, which is always hard to forecast in the short term and the related uncertainty about the amount of performance fee income for the year. As always, the Board will continue to review the dividend on a quarterly basis and while non-recurring cash charges, extraordinary transactions and other developments could affect the amount of the dividend payment in any quarter, the Company's long-standing policy of paying dividends approximating substantially all its yearly cash earnings remains in effect.

Reflecting the new policy, the Board today declared a regular quarterly dividend of US$0.15 per common share, payable on 28 April 2007, to shareholders of record on 14 April 2007.

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Mr.  Stewart  noted the Company  continues to develop new growth  opportunities.
"Internationally," Mr. Stewart continued, "with a global investment platform in place, we are developing our global and regional investment services as a complement to our traditional U. S. equity services, positioning W.P. Stewart where investment management demand is rising strongly, and which we anticipate will be a very profitable business over the next several years.

"In summary, we are working hard to reestablish and strengthen relationships with our exceptional client base and to focus investment management on our proven investment philosophy. I appreciate the support our clients have shown the firm and look forward to repaying their loyalty with strong investment results over the longer-term."

W.P. Stewart is an asset management company that has provided research-intensive equity management services to clients throughout the world since 1975. The Company is headquartered in Hamilton, Bermuda and has additional operations or affiliates in the United States, Europe and Asia.

The Company's shares are listed for trading on the New York Stock Exchange (NYSE: WPL) and on the Bermuda Stock Exchange (BSX: WPS).

For more information, please visit the Company's website at http://www.wpstewart.com, or call W.P. Stewart Investor Relations (Fred M. Ryan) at 1-888-695-4092 (toll-free within the United States) or +441-295-8585 (outside the United States) or e-mail to IRINFO@wpstewart.com.